

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2023

Ali Houshmand
Chief Executive Officer
EQT Exeter Real Estate Income Trust Inc.
Five Radnor Corporate Center
100 Matsonford Road, Suite 250
Radnor, Pennsylvania 19087

> **Re: EQT Exeter Real Estate Income Trust Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-11**
> **Submitted June 9, 2023**
> **CIK No. 0001946997**

Dear Ali Houshmand:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-11

Why do you intend to invest in real estate related securities in addition to real properties?, page 7

1.   We note your disclosure that you intend to hire an institutional investment manager. Please file this agreement in accordance with Item 601(b)(10) of Regulation S-K and identify the manager.

Prospectus Summary
How do you structure the ownership and operation of your assets?, page 12

2.   We note that you have issued Class A preferred shares. Please revise your summary section to disclose the rights that the individuals holding these preferred shares have,

>describe the impact of these shares on investors in this offering, and add risk factor
disclosure as appropriate.

Compensation, page 126

3.   Please provide a hypothetical example as to how you will calculate the performance
participation allocation.

Prior Performance, page 159

4.   Please revise to provide all of the disclosure required by Item 8 of Industry Guide 5. For
example only, please disclose the percentage, based on purchase prices, of new, used, or
construction properties. See Item 8.A.1.g. of Guide 5.

Notes to consolidated balance sheet
7. Subsequent events, page F-10

5.   Please disclose whether subsequent events were evaluated through the date that the
financial statements were issued or if subsequent events were evaluated through the date
that the financial statements were available to be issued. We refer you to ASC 855-10-25-
1A and 2 for additional guidance. The subsequent events note for the balance
sheets labeled unaudited should also be revised in a similar manner.

You may contact Peter McPhun at 202-551-3581 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please
contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Robert H. Bergdolt